2012 Annual Report to Our Shareholders



Received SEC
APR 24 2013
Washington, DC 20549



CCB
Coastal Carolina Bancshares, Inc.

A Letter from the Chief Executive Officer and President

Dear Shareholder:

For Coastal Carolina National Bank, 2012 was a milestone year in many different ways.

For the first time in our short history, CCNB achieved annual profitability in 2012. While it is normal for new banks to sustain operating losses for their first few years of operations, it is gratifying and noteworthy to see CCNB finish the year in the black. Our net income for 2012 was $74,485 or $.03 per share. We are proud of this accomplishment and we appreciate all the efforts of our dedicated team and the support of our Board of Directors in helping to hit this milestone.

In many respects, 2012 marked a new moment of arrival for CCNB. We revitalized our bank's brand identity with a new logo, an exciting new website and a new company tagline – *We Can Do That* – which describes the positive spirit of our team in taking care of our customers.

During this year, we were also successful in attracting outstanding new talent to our team. We handpicked a number of key individuals who truly understand what it means to be a community banker. By the end of 2012, we had put in place an outstanding team of smart, seasoned and enthusiastic community bankers well positioned to build a safe, sound and profitable future for Coastal Carolina National Bank. Please read more about some of our new additions on page six of this annual report.

We also dedicated a good part of late 2012 to planning for two momentous openings scheduled for early 2013. On January 24, we opened our second branch office on Highway 17 in Garden City. This office has already been very well received by the south strand community and the performance of this office for the first few months has greatly exceeded our expectations. Shortly thereafter on February 4, we relocated our headquarters building to one of the most desirable locations in Myrtle Beach: 1012 38th Ave N. at the corner of Grissom Parkway & 38th Ave in Myrtle Beach. In our new headquarters named the CCNB Center, we occupy more than 11,000 square feet on the first and third floors. The high visibility of this facility gives us prominent positioning from which to become the premier community bank along the Grand Strand.

We are also very pleased to announce that we will be opening a Loan Production office in North Myrtle Beach in the second quarter of 2013. This office will be led by John L. Breeden III, a North Myrtle Beach native and a long time commercial banker in the North Myrtle Beach market.

Despite a continued lackluster economy that has limited economic expansion, both nationally and locally, we saw our loan portfolio grow to $60.4 million up from $51.4 in 2012. We were very pleased with our loan portfolio growth in a very competitive banking environment in our market. Despite our loan growth, we continue to adhere to a strong credit culture and have not lessened our standards for the sake of loan production. As a testimony to our strong credit culture, at December 31, 2012, we only had one loan of $160,000 that was a non-performing asset.

We also saw our deposit base grow to $86.5 million at December 31, 2012 up from $79.8 million at December 31, 2011. This 8% growth is significant given that it was met while having only one branch office to serve our large geographic market. We expect our deposits to continue to grow in 2013 with the impact of our new headquarters building, our Garden City branch office and the focus of our commercial team on generating new quality relationships.

With historically low interest rates being maintained through 2012 and the growth in our loan portfolio, we were able to reduce our overall cost of deposits and improve our net interest margin. For the year 2012, we saw our net interest margin improve from an average of 2.84% in 2011 to an average of 3.34% in 2012. Our net interest margin improvement was the result of increased growth in the loan portfolio combined with decreases in the cost of deposits in 2012. Continued improvement in this net interest margin is very important to the overall financial performance of the bank. Our capital ratios remain strong at December 31, 2012 with all regulatory capital ratios far exceeding our regulatory minimum thresholds to be considered well capitalized.

Our strategic plan remains based on quality growth designed to deliver long-term shareholder value. We are very encouraged by our 2012 results and realize that we must exceed our customer's expectations every day to continue to generate positive momentum. We expect 2013 will continue to be a challenging one for the banking industry and the market for quality loan opportunities will be both competitive and limited. We have been diligent in cultivating a credit culture that adheres to prudent underwriting guidelines. However, there is a delicate balance we must achieve between the need to grow our earning assets and the need to protect our essential capital. We are confident that our team fully understands this necessary balance and will be successful in this growth initiative. We also continue to manage expenses prudently and deploy our resources to those areas within the bank that contribute most to income generation.

INCOME STATEMENT REVIEW

We recognized net income of $74,585 for the year ended December 31, 2012, compared to a net loss of $1.3 million for the year ended December 31, 2011. Basic income per share in 2012 was $.03, compared to basic loss per share of $.58 for the year ended December 31, 2011. Net interest income before the provision for loan losses in 2012 was $3.2 million, an increase of $855,999 when compared to net interest income before the provision for loan losses of $2.3 million in 2011. The increase is attributed to growth in the loan portfolio which improved the yield on earning assets and a lower cost of deposits. The components of interest income in 2012 were $3.3 million from loans, $568,782 from investment securities, and $43,918 from federal funds sold and other interest-bearing bank deposits. The decline in income from fed funds sold is a result of better utilization of the bank's cash and liquidity employing such resources into higher yielding loans during 2012.

During 2012, interest expense was composed almost entirely of interest expense on deposits totaling $700,324, down from $832,821 in 2011 due to a reduction in our costs of deposits based on the overall lower market interest rates seen during 2012. Our net interest spread and net interest margin improved in 2012 to 3.16% and 3.34%, respectively, compared to 2.57% and 2.84%, respectively, in 2011 Improvements in both ratios are the result of increased growth in the loan portfolio earning higher rates than the cost of the deposits.

Our provision for loan losses was $27,214 in 2012 and $659,127 for 2011. The decreased loan loss reserve in 2012 resulted when previously non-performing loans paid off in 2012, no longer requiring us to maintain elevated reserve levels for those loans. For this same reason, provision expense was significantly reduced in 2012 as reserves in place at December 31, 2011 for non-performing loans became excess when those loans paid off. We were able to absorb that excess reserve which reduced the majority of new reserves needed for new loan growth in 2012.

Noninterest income totaled $582,505 in 2012 compared to $443,563 in 2011. The most significant component of noninterest income in 2012 was the recognition of $277,436 in net gains on the sale of investment securities. Additionally in 2012, we recognized gains on the sale of mortgage loans in the secondary market of $209,423, compared to $17,364 in 2011. The difference is attributed to a significant increase in mortgage lending activity during 2012 along with the addition of another mortgage loan originator. Noninterest income also included service charge and fee income for services offered by the bank. In 2012, all other non-interest income including service charges and gains on sale of loans totaled $95,646, up from $85,996 in 2011.

Noninterest expense totaled $3.7 million in 2012 compared to $3.4 million in 2011. Salaries and employee benefits comprise the largest component of noninterest expense which totaled $2.1 million in 2012 and 2011. Other significant noninterest expense components experienced in 2012 were occupancy and equipment expenses of $440,387, data processing/IT/telecommunication related expenses of $362,945 and professional services expenses including auditors and legal counsel of $214,295.

BALANCE SHEET REVIEW

As of December 31, 2012, we had total assets of $101.6 million, compared to $94.4 million as of December 31, 2011. The major asset categories were $14.3 million in cash and bank deposits, $23.3 million in available-for-sale securities, and $60.4 million in net loans. Compared to 2011 our cash and equivalents position is slightly increased by $3 million. Total liabilities as of December 31, 2012 were $87.1 million and were comprised primarily of retail customer deposits totaling $86.5 million. As of December 31, 2011, total liabilities were $80.3 million with total deposits of $79.8 million. At December 31, 2012, Shareholder's equity was $14.5 million or 14.25% of assets, compared to $14.1 million, or 14.92% of assets as of December 31, 2011. Book value per share was $6.62 at December 31, 2012 compared to $6.43 per share at December 31, 2011.

A more detailed discussion and analysis of our 2012 operating results is contained in the Securities and Exchange Commission Form 10-K for the Company filed for the fiscal year ended December 31, 2012. You may access the Form 10-K at internet address www.sec.gov, click on Search, and under Search, click Company Filings, Company Name, and type in Coastal Carolina Bancshares.

I would like to personally thank each and every one of you for your investment in Coastal Carolina Bancshares Inc. I also ask you to open a banking relationship with CCNB if you have not already done so. Please tell your family and friends about the benefits of banking with CCNB. I assure you that we will provide each and every one of them with exceptional customer service.

Now is a great time to be a part of Coastal Carolina National Bank. We're working hard to build a bank that will make you proud.

Sincerely,

Laurence Bolchoz
President / CEO
April 2, 2013

NEW HEADQUARTERS, FIRST BRANCH OFFICE, NEW WEBSITE: *We Can Do That.*

GREAT NEW LOCATION RAISES OUR VISIBILITY

In the second half of 2012, we were successful in securing a truly outstanding location for our new headquarters. The opportunity to move into an existing building on one of the area's most attractive pieces of real estate allowed us to significantly upgrade our home base much more rapidly than if we had to build a building from the ground up. Considerable time and effort went into redesigning the interior space to create a more open, friendly and inviting environment. Please stop by and see for yourself if you haven't already done so. It's a real winner.







Our Moment of Arrival

As we were getting ready to step into a new headquarters with much higher visibility, we took that opportunity to give our brand identity a sharp, fresh look. Our new CCNB logo stands out prominently in the signage at our headquarters and in our Garden City branch. And our new website has generated many positive comments. Please take a few moments to check it out if you haven't already done so.

The Grand Opening of Our First Branch Office in Garden City

In the latter part of 2012, we were busily putting all the pieces together for our Garden City Grand Opening on January 24th. The Grand Opening Day was heavily attended by more than 400 people. Many new accounts were opened and momentum has stayed strong in Garden City, significantly exceeding our expectations to date.





It was all hands on deck in the lobby on Grand Opening Day. We were overwhelmed with the positive turn out and the number of people ready to open new accounts with us.



The festivities of Garden City's Grand Opening Day included people lining up to enjoy some of the day's tasty treats.

A Great Year for Adding Outstanding People to Our Team

In early 2012, CCNB welcomed Laurence S. Bolchoz, Jr. as its new CEO. As the year progressed, Laurence began adding key people to the core leadership team already in place at CCNB. A number of these key individuals are shown below. Additionally, Debra Weiss was brought on board as Vice President/Compliance Specialist, further strengthening the internal operations of the bank.



Laurence S. Bolchoz, Jr.
President / Chief Executive Officer



Chris McElhinny
Senior Vice President / Commercial Banking Manager



Brian Ferguson
Vice President / City Executive



Kyle Hawley
Vice President / South Strand Manager



Stephanie English
Garden City Branch Manager

Coastal Carolina Bancshares, Inc.

Coastal Carolina Bancshares, Inc. Board of Directors

William K. Bogache, MD
Vice Chairman – Coastal Carolina National Bank
Chairman – Asset Liability Management and Investment Committee, Coastal Carolina National Bank
Urologic Surgeon

J. Egerton Burroughs
Vice Chairman – Coastal Carolina Bancshares, Inc.
President – Burroughs Brothers Properties

Chester A. Duke
Chairman – Coastal Carolina Bancshares, Inc.
Retired Banker

Robin W. Edwards
Retired Educator
Director – Coastal Educational Foundation and Board of Visitors, Edwards College of Coastal Carolina University

Carl O. Falk
Chairman – Compensation/Governance/Nominating Committee, Coastal Carolina Bancshares, Inc.
Managing Partner – Falk Holdings, LLC

Henrietta U. Golding
Treasurer – Coastal Carolina National Bank
Attorney – McNair Law Firm, PA

Adair M. Graham, Jr.
General Partner/Manager – Cameron Properties

Marsha W. Griffin
Principal – Marsha Griffin & Associates, LLC

Gary L. Hadwin
President – Hadwin-White Buick/GMC/Subaru, Inc.

Benjy A. Hardee
Chairman – Asset Quality Committee, Coastal Carolina National Bank
President and Chief Executive Officer – A. O. Hardee & Son, Inc.
Owner and President – River Hills Golf & Country Club, Inc.

Nelson L. Hardwick
Managing Owner – Nelson L. Hardwick & Associates
Representative – District 106 of the SC State House of Representatives

Marilyn B. Hatley
Secretary – Coastal Carolina National Bank
Mayor – City of North Myrtle Beach

W. John Laymon
Director of Residential Real Estate and Broker in Charge, The Jackson Companies

Andrew H. Lesnik
President – LHWH Advertising & PR, Inc.
Co-owner and Managing Partner – Sheriar Press

L. Morgan Martin
Secretary – Coastal Carolina Bancshares, Inc.
Principal – Law Offices of L. Morgan Martin, PA

John L. Napier
Treasurer – Coastal Carolina Bancshares, Inc.
President – John L. Napier, LLC

Frank A. Stewart
President/CEO/Owner – ULTRA Machine & Fabrication, Inc.

Dennis L. Wade
Chairman – Audit/Compliance/ Risk Management Committee, Coastal Carolina Bancshares, Inc.
President and Chief Executive Officer – The Jackson Companies

Douglas P. Wendel
Chairman – Coastal Carolina National Bank
Consultant

Dennis T. Worley
Principal – Wright, Worley, Moss & Ekster, PLLC

Coastal Carolina Bancshares, Inc.

Coastal Carolina National Bank Advisory Board

James R. Frazier
Representative, Horry County Council, District 7
(Conway)

Glenn H. Hall
President, National Finance Company, Inc.
(Little River)

Lawrence B. Holt, Jr., MD
Physician
(Myrtle Beach)

Bernard (Bubba) Meng, III
Retired
(Murrells Inlet)

Joe Reaves, III
Owner, Car City/Sun Coast Financial
(North Myrtle Beach)

John F. (Chip) Smith, III
Owner, Strategic Marketing, Inc.
(Murrells Inlet)

Diane D. Stokes
President, Stages Video Productions, Inc.
(Myrtle Beach)

R. Tracy Turner
Broker Associate, ReMax Ocean Forest
(Myrtle Beach)

W. Stovall Witte
President/CEO
Coastal Educational Foundation
(Conway)

Paul L. Yarborough
Broker, Lachicotte Realty
(Georgetown)

Officers of Coastal Carolina National Bank

Laurence S. Bolchoz, Jr.
President / Chief Executive Officer

Jeff A. Benjamin
Senior Vice President/
Chief Credit Officer

Trina S. Dusenbury
Senior Vice President/
Mortgage Banking Manager

Dawn M. Kinard
Senior Vice President/
Chief Financial Officer

Chris L. McElhinny
Senior Vice President/
Commercial Banking Manager

John L. Breeden III
Vice President/
North Myrtle Beach City Executive

Brian A. Ferguson
Vice President/
Myrtle Beach City Executive

W. Kyle Hawley
Vice President/
South Strand Manager

Robert P. Hucks II
Vice President/
Commercial Banking Officer

Lee Eric Keys
Vice President/
Commercial Banking Officer

Debra A. Weiss
Vice President/
Compliance Specialist

Scott A. Benninga
Assistant Vice President/
Mortgage Loan Officer

Sherri J. Cato
Assistant Vice President/
Branch Manager

Terry S. Haight
Assistant Secretary

2012
Financial Report

This Page
Intentionally
Left Blank

Coastal Carolina Bancshares, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Coastal Carolina Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited the accompanying consolidated balance sheets of Coastal Carolina Bancshares, Inc. and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coastal Carolina Bancshares, Inc. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 28, 2013

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
Assets		
Cash and non-interest due from banks	**$ 1,191,971**	$ 1,023,828
Federal funds sold	**2,104,238**	824,978
Interest-bearing bank deposits	**10,990,700**	9,471,498
Total cash and cash equivalents	**14,286,909**	11,320,304
Securities available for sale	**23,344,988**	29,507,235
Federal Reserve Bank stock	**404,800**	394,050
Federal Home Loan Bank stock	**140,400**	183,800
Loans held for sale	**1,930,811**	888,750
Loans receivable	**61,524,542**	52,639,397
Deferred loan fees, net	**(118,141)**	(132,311)
Allowance for loan losses	**(1,013,314)**	(1,091,877)
Loans, net	**60,393,087**	51,415,209
Premises and equipment, net	**654,481**	246,443
Accrued income and other assets	**475,600**	468,888
Total assets	**$ 101,631,076**	**$ 94,424,679**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing demand	**$ 6,112,228**	$ 4,819,581
Interest checking	**5,208,599**	4,604,083
Money market	**31,609,579**	35,352,570
Savings	**742,846**	500,947
Certificates of deposit	**42,823,987**	34,500,228
Total deposits	**86,497,239**	79,777,409
Accrued expenses and other liabilities	**648,146**	561,446
Total liabilities	**87,145,385**	80,338,855
Commitments and contingencies (Note 16)		
Shareholders' Equity		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $.01 par value, 50,000,000 shares authorized, 2,187,000 and 2,190,500 issued and oustanding at December 31, 2012 and December 31, 2011, respectively	**21,870**	21,905
Additional paid-in capital	**21,817,319**	21,794,089
Unearned compensation, nonvested restricted stock	**(5,834)**	(44,583)
Retained deficit	**(7,752,367)**	(7,826,852)
Accumulated other comprehensive income	**404,703**	141,265
Total shareholders' equity	**14,485,691**	14,085,824
Total liabilities and shareholders' equity	**$ 101,631,076**	$ 94,424,679

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended December 31,	
	2012	2011
Interest income		
Loans, including fees	**$ 3,309,435**	$ 2,252,574
Federal funds sold and interest-bearing bank deposits	**43,918**	88,603
Securities	**542,146**	831,794
Federal Reserve & Federal Home Loan stock dividend	**26,636**	25,834
Total interest income	**3,922,135**	3,198,805
Interest expense		
Deposits:		
Interest checking	**33,440**	40,409
Money market and savings	**232,152**	368,333
Certificates of deposit < $100,000	**138,768**	136,372
Certificates of deposit ≥ $100,000	**295,964**	287,707
Other borrowings	**24**	196
Total interest expense	**700,348**	833,017
Net interest income before provision for loan losses	**3,221,787**	2,365,788
Provision for loan losses	**27,214**	659,127
Net interest income after provision for loan losses	**3,194,573**	1,706,661
Noninterest income		
Service charges on deposits	**43,834**	47,369
Gain on sale of loans	**209,423**	17,364
Gain on sale of investment securities	**277,436**	340,203
ATM, debit, and merchant fees	**24,771**	18,044
Other	**27,041**	20,583
Total noninterest income	**582,505**	443,563
Noninterest expense		
Salaries and employee benefits	**2,093,596**	2,061,707
Data processing	**362,945**	326,072
Professional services	**214,295**	218,111
Occupancy and equipment	**440,387**	358,544
Marketing and business development	**165,206**	142,576
Shareholder communications	**58,876**	39,019
Postage and supplies	**40,598**	39,770
Corporate insurance	**28,648**	25,849
Telecommunications	**20,202**	21,217
FDIC insurance and regulatory assessments	**127,172**	117,406
Other	**147,192**	78,117
Total noninterest expense	**3,699,117**	3,428,388
Income (loss) before income taxes	**77,961**	(1,278,164)
Income taxes	**3,476**	-
Net income (loss)	**$ 74,485**	$ (1,278,164)
Other comprehensive income:		
Net change in unrealized gains on securities available for sale	**$ 431,865**	$ 796,881
Reclassification of securities gains recognized in net income (loss)	**(277,436)**	(340,203)
Tax effect	**109,009**	29,419
Total other comprehensive income	**263,438**	486,097
Comprehensive income (loss)	**$ 337,923**	$ (792,067)
Earnings (loss) per share		
Basic and diluted earnings (loss) per share	**$ 0.03**	$ (0.58)
Average shares outstanding	**2,188,359**	2,189,899

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-in	Unearned Compensation Nonvested	Retained	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Restricted Stock	Deficit	Income (Loss)	Equity
December 31, 2010	**2,185,000**	**$ 21,850**	**$ 21,667,958**	**$ (25,000)**	**$ (6,548,688)**	**$ (344,832)**	**$ 14,771,288**
Net loss	-	-	-	-	(1,278,164)	-	(1,278,164)
Change in unrealized gains							
on securities, net	-	-	-	-	-	486,097	486,097
Organizer/founder warrants	-	-	16,488	-	-	-	16,488
Stock-based compensation expense	-	-	48,587	41,528	-	-	90,115
Restricted Stock	5,500	55	61,056	(61,111)	-	-	-
December 31, 2011	**2,190,500**	**$ 21,905**	**$ 21,794,089**	**$ (44,583)**	**$ (7,826,852)**	**$ 141,265**	**$ 14,085,824**
December 31, 2011	**2,190,500**	**$ 21,905**	**$ 21,794,089**	**$ (44,583)**	**$ (7,826,852)**	**$ 114,265**	**$ 14,085,824**
Net income	-	-	-	-	74,485	-	74,485
Change in unrealized gains							-
on securities, net	-	-	-	-	-	263,438	263,438
Organizer/founder warrants	-	-	6,870	-	-	-	6,870
Stock-based compensation expense	-	-	28,825	26,249	-	-	55,074
Restricted Stock	(3,500)	(35)	(12,465)	12,500	-	-	-
December 31, 2012	**2,187,000**	**$ 21,870**	**$ 21,817,319**	**$ (5,834)**	**$ (7,752,367)**	**$ 404,703**	**$ 14,485,691**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,	
	2012	2011
Operating activities		
Net income (loss)	**$ 74,485**	$ (1,278,164)
Adjustments to reconcile net loss to net cash used by operating activities:		
Provision for loan losses	**27,214**	659,127
Increase (decrease) in deferred loan fees, net	**(14,170)**	58,459
Gains on sale of loans held for sale	**(209,423)**	(17,364)
Origination of loans held for sale, net	**(12,651,630)**	(1,576,778)
Proceeds from sale of loans held for sale	**11,818,992**	1,045,393
Premium amortization and discount accretion on securities, net	**412,751**	352,755
Securities gains, net	**(277,436)**	(340,203)
Depreciation and amortization expense	**87,426**	117,539
Stock-based compensation expense	**61,944**	106,603
Decrease (increase) in accrued interest receivable	**9,040**	(62,037)
Decrease in accrued interest payable	**(7,542)**	(4,481)
Decrease (increase) in other assets	**(15,753)**	36,117
Increase (decrease) in other liabilities	**(74,185)**	47,481
Net cash used in operating activities	**(758,287)**	(855,553)
Investing activities		
Net increase in loans	**(8,990,922)**	(29,338,709)
Purchases of securities available for sale	**(13,369,599)**	(30,029,347)
Proceeds from paydowns of securities available for sale	**4,413,320**	3,705,617
Proceeds from sales of securities available for sale	**15,415,077**	26,306,134
Redemption (purchase) of Ferderal Reserve Bank stock	**(10,750)**	62,250
Redemption (purchase) of Federal Home Loan Bank stock	**43,400**	(183,800)
Purchases of premises and equipment	**(495,464)**	(30,431)
Net cash used in investing activities	**(2,994,938)**	(29,508,286)
Financing activities		
Net increase (decrease) in demand deposits, interest-bearing transaction accounts and savings accounts	**(1,603,929)**	13,349,269
Net increase in certificates of deposit	**8,323,759**	9,741,024
Net cash provided by financing activities	**6,719,830**	23,090,293
Net increase (decrease) in cash and cash equivalents	**2,966,605**	(7,273,546)
Cash and cash equivalents, beginning of period	**11,320,304**	18,593,850
Cash and cash equivalents, end of period	**$ 14,286,909**	$ 11,320,304
Supplemental disclosures of cash flow information		
Cash paid for:		
Interest on deposits and borrowings	**$ 707,889**	$ 837,498

See accompanying notes to consolidated financial statements.

NOTES

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - On February 28, 2008, Coastal Carolina Bancshares, Inc. (the Company) was incorporated to act as the holding company for Coastal Carolina National Bank (the Bank). The Bank began banking operations on June 8, 2009. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Horry County, South Carolina. The Bank is a nationally-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, fair value of securities, the valuation of deferred tax assets, and the estimated useful lives and methods for depreciating premises and equipment. Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially in the near term.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing bank deposits. Generally, federal funds sold are for one-day periods.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold, and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Horry County and northern Georgetown County markets. Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States and its agencies. In the opinion of management, there is no concentration of credit risk in its investment portfolio.

The Company places its deposits and correspondent accounts with and sells its federal funds to high-quality institutions. As of December 31, 2012, the Company had on deposit $3.5 million, or 23.97% of the Company's shareholders' equity, with its primary correspondent bank. This amount includes both interest bearing and non-interest bearing deposits. Management believes credit risk associated with its primary and other correspondent banks is not significant based on an evaluation of their financial statements and general knowledge of their operations.

Investment Securities - All debt securities are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. The Company intends to hold available-for-sale securities for an indefinite period of time, but may sell them prior to maturity in response to changes in interest rates, changes in repayment risk, changes in the liquidity needs of the Bank, and other factors. Purchase premiums and discounts are recognized in interest income using methods approximating the interest method over the terms of the securities.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. The fair value of the securities is determined by a third party as of a date in the close proximity to the end of the reporting period. The valuation is based on available quoted market prices or quoted market prices for similar securities if a quoted market price is not available. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Realized gains and losses for securities are included in earnings, determined on the basis of cost of each specific security sold, are included in earnings on the settlement date.

Nonmarketable equity securities without a readily determinable fair value are reported at cost. As of December 31, 2012, nonmarketable equity securities include the Bank's investment in Federal Reserve Bank stock and Federal Home Loan Bank stock.

Loans and Loans Held for Sale - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loans held for sale are carried at the lower of the carrying amount or fair value applied on an aggregate basis. Fair value is measured based on purchase commitments, bids received from potential purchasers, quoted prices for the same or similar loans, or prices of recent sales or securitizations.

Conforming fixed-rate residential mortgage loans are typically classified as held for sale upon origination based upon management's intent to generally sell all of the production of these loans. Other types of loans may either be held for investment purposes, sold, or securitized. Loans originated for portfolio that are subsequently transferred to held for sale based on management's decision to sell are transferred at the lower of cost or fair value. Write-downs of the loans' carrying value attributable to credit quality are charged to the allowance for loan losses while write-downs attributable to interest rates are charged to noninterest income. As of December 31, 2012 and 2011, the Bank had $1.9 million and $888,750, respectively, in loans held for sale.

Interest income is recognized on an accrual basis. A portion of loan origination fees and certain direct costs are recognized initially when the loan closes based on an estimate of the time spent by employees to originate the loan. The remaining amounts and unearned discounts are deferred and amortized into interest income as an adjustment to the yield over the term of the loan. Loan commitment fees are generally deferred and amortized into fee income on a straight-line basis over the commitment period. Other credit-related fees, including letter and line of credit fees are recognized as fee income when earned. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, accrual of interest is discontinued on loans 90 days past due or when deemed not collectible in full as to principal or interest unless in management's opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the ability and intent to meet the contractual obligations of the loan agreement. With the ultimate collectability of the principal balance of an impaired loan is in doubt, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are recorded as recoveries of any amounts previously charged off, and then to interest income to the extent any interest has been foregone.

Allowance for Loan Losses - The allowance for loan losses represents the Company's recognition of the risks of extending credit and its evaluation of the loan portfolio. The allowance for loan losses is maintained at a level considered adequate to provide for probable loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, historical loss experience, evaluation of the quality of the underlying collateral, and holding and disposal costs. The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. Loan losses are charged against the allowance for loan losses when management believes the loan balance is uncollectible.

The allowance for loan losses calculation process has two components. The recorded allowance for loan losses is the aggregate of these two components. The first component represents the estimated probable losses inherent within the general loan portfolio based on historical experience, adjusted for environmental conditions such as uncertainties in economic conditions, trends in

borrowers' financial condition, delinquency trends, trends in lending, results of internal and external loan reviews, and other factors. The second component represents the allowance for loan losses for impaired loans. To determine this component, collateral dependent impaired loans are evaluated using internal analyses as well as third-party information, such as appraisals. Impaired loans are evaluated using one of three methods; a discounted cash flow of the payments expected over the life of the loan using the loan's effective interest rate, the fair value of the collateral less costs to sell, or the observable market price of the loan.

Foreclosed Real Estate - Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less estimated selling costs at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated costs to sell. As of December 31, 2012 and 2011, the Company had no foreclosed real estate.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization of premises and equipment are computed using the straight-line method over the assets' estimated useful lives. Useful lives range from three to ten years for software, furniture and equipment, computer equipment, and automobile, and over the shorter of the estimated useful lives or the term of the lease for leasehold improvements.

Stock-based Compensation - The Company accounts for stock-based compensation to employees as outlined in the accounting standards. The cost of employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the award. A Black-Scholes model is used to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used to estimate the fair value of restricted stock. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and the restriction period for restricted stock awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation expense is recognized net of awards expected to be forfeited.

Income Taxes - Deferred tax assets and liabilities will be recognized for the future tax benefits or consequences attributable to differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in income in the period that includes the enactment date. Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events, including the timing, nature, and amount of future income.

An evaluation of the probability of being able to realize the future benefits indicated by any such deferred tax asset is required. A valuation allowance is provided for the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management will consider the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company believes its loss position may adversely impact its ability to recognize the full benefit of its deferred tax asset. Therefore, the Company currently has placed a valuation allowance for its full deferred tax asset. As of December 31, 2012, the deferred tax asset totaled $2,631,365.

Comprehensive Loss - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the shareholders' equity section of the balance sheet. Such items, along with net income, are components of comprehensive income (loss).

Earnings (Loss) Per Share - Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (losses) per share are computed by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options, restricted stock, and warrants.

Financial Instruments - In the ordinary course of business, the Company enters into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability

or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that affect the Company's accounting, reporting, and disclosure of financial information:

Disclosures about Troubled Debt Restructurings ("TDRs") required by ASU 2010-20 were deferred by the Financial Accounting Standards Board ("FASB") in ASU 2011-01 issued in January 2011. In April 2011 the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a TDR. The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. The new guidance was effective for the Company beginning January 1, 2012 and did not have a material effect on the Company's TDR determinations. Disclosures related to TDRs under ASU 2010-20 have been presented in Note 4.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012 and had no effect on the financial statements.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments were applicable to the Company on January 1, 2012 and have been applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB finalizes its conclusions regarding future requirements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. CASH AND CASH EQUIVALENTS

As of December 31, 2012, cash and cash equivalents totaled $14.3 million and consisted of $1.2 million in cash and noninterest-bearing deposits with other banks, $11 million in interest-bearing deposits in other banks, and $2.1 million in federal funds sold. Interest-bearing deposits in other banks included $3.9 million in CDs invested at other banks that carry a weighted average rate of 0.63% with maturities between 1 and 15 months. Also included is $5.9 million at the Federal Reserve and $1.1 million in money market deposit accounts. These balances allow the Bank to meet liquidity requirements and provide temporary holdings until the funds can be otherwise deployed or invested.

As of December 31, 2011, cash and cash equivalents totaled $11.3 million and consisted of $1 million in cash and noninterest-bearing deposits with other banks, $9.5 million in interest-bearing deposits in other banks, and $824,978 in federal funds sold. Interest-bearing deposits in other banks included $3.9 million in CDs invested at other banks that carry a weighted average rate of 0.69% with maturities between 2 months and 21 months. Also included is $3.7 million at the Federal Reserve and $1.9 million in money market deposit accounts.

3. SECURITIES

The fair value of the Bank's securities available for sale totaled $23.3 million and $29.5 million as of December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, the Bank's securities consisted of a U.S. Government Agency Bond issued by the Federal National Mortgage Association ("FNMA"), city and county issued municipal bonds, mortgage-backed securities issued by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), and collateralized mortgage obligations issued by the Government National Mortgage Association ("GNMA"), summarized as follows:

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Small Business Administration (SBA) bonds	$ 4,196,833	$ 70,202	$ -	$ 4,267,035
Mortgage-backed securities (MBSs)	14,137,026	420,491	(12,591)	14,544,926
Collateralized Mortgage Obligations (CMOs)	2,395,970	52,133	-	2,448,103
Municipal bonds	1,951,711	133,213	-	2,084,924
Total securities available for sale	**$ 22,681,540**	**$ 676,039**	**$ (12,591)**	**$ 23,344,988**

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-sponsored enterprises	$ 2,000,000	$ 1,408	$ -	$ 2,001,408
Mortgage-backed securities (MBSs)	21,245,677	145,690	(32,083)	21,359,284
Collateralized Mortgage Obligations (CMOs)	2,861,013	30,088	-	2,891,101
Municipal bonds	3,168,963	86,479	-	3,255,442
Total securities available for sale	**$ 29,275,653**	**$ 263,665**	**$ (32,083)**	**$ 29,507,235**

The contractual maturity distribution of the Bank's securities portfolio at December 31, 2012 are summarized below. Actual maturities may differ from contractual maturities shown below since issuers may have the right to pre-pay these obligations without pre-payment penalties.

	Securities Available For Sale	
	Amortized Cost	Fair Value
Due after five years but within ten years	$ 4,570,094	$ 4,624,088
Due after ten years	18,111,446	18,720,900
Total [1]	**$ 22,681,540**	**$ 23,344,988**

(1) Maturities estimated based on average life of security.

At December 31, 2012 and 2011, the Bank also owned Federal Reserve Bank ("FRB") stock with a cost of $404,800 and $394,050, respectively, with a yield of 6%. The amount of FRB stock held is based on our shareholders' equity. As shareholders' equity decreases due to losses, the amount of FRB stock may also decrease quarterly.

At December 31, 2012, and 2011, the Bank owned $140,400 and $183,800 in Federal Home Loan Bank ("FHLB") stock, respectively. Stock ownership is a requirement of membership. The amount of FHLB stock held is based on total assets and the amount of outstanding advances with the FHLB. Therefore, stock ownership levels with the FHLB are subject to change. Dividends received on FHLB stock are subject to change quarterly. In 2012, the yield was 1.65%.

Securities pledged to secure public deposits had amortized carrying costs of $10.3 million and market value of $10.6 million at December 31, 2012. At December 31, 2011, securities pledged to secure public deposits had amortized carrying costs of $6.3 million and market value of $6.3 million.

Gross gains and losses recognized on the sale of securities in 2012 and 2011 are summarized as follows:

	For the Calendar Year	
	2012	2011
Gross gains	**$ 305,703**	$ 340,203
Gross losses	**(28,267)**	-
Net gains	**$ 277,436**	$ 340,203

There were no write-downs for other-than-temporary declines in the fair value of debt securities in 2012 or 2011. The following table summarizes the unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2012 and 2011.

	December 31, 2012					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 2,983,563	$ (12,591)	$ -	$ -	$ 2,983,563	$ (12,591)
Total temporarily impaired securities	**$ 2,983,563**	**$ (12,591)**	**$ -**	**$ -**	**$ 2,983,563**	**$ (12,591)**

	December 31, 2011					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 10,734,122	$ (32,083)	$ -	$ -	$ 10,734,122	$ (32,083)
Total temporarily impaired securities	**$ 10,734,122**	**$ (32,083)**	**$ -**	**$ -**	**$ 10,734,122**	**$ (32,083)**

4. LOANS

The composition of the loan portfolio is based on the purpose of the loan and is summarized as follows:

	December 31,	
	2012	2011
Construction and land development	**$ 6,671,055**	$ 4,875,191
Real estate - mortgage	**18,821,345**	19,628,339
Real estate - other	**29,890,399**	21,783,860
Commercial and industrial	**2,670,875**	4,437,718
Consumer and other	**3,470,868**	1,914,289
Gross loans	**61,524,542**	52,639,397
Allowance for loan losses	**(1,013,314)**	(1,091,877)
Deferred loan fees, net	**(118,141)**	(132,311)
Total loans, net	**$ 60,393,087**	$ 51,415,209

Provision and Allowance for Loan Losses

An allowance for loan losses has been established through a provision for loan losses charged to expense on the consolidated statement of operations. The allowance for loan losses represents an amount management has determined is adequate to absorb probable losses on existing loans that may become uncollectible. Growth in the loan portfolio is the primary reason for additions to the allowance for loan losses. Additionally, provisions may be made for non-performing loans.

The first step in the process is to risk grade each loan in the portfolio based on one common set of parameters that include items like debt-to-worth ratio, liquidity of the borrower, net worth, experience of the borrower, and other factors. The general pool of performing loans is then segmented into categories based on FFIEC call codes, which segments loans into types such as commercial loans, construction loans, consumer loans, and so on based on the collateral that secures the loan. Segmenting the loan portfolio by collateral is necessary when determining the loan loss allowance, as collateral values often determine the final loss. The loss history of each loan

type is measured and includes actual history experienced by the bank and the loss experiences of peer banks. The loss history results in a factor that is applied to each loan pool. Additionally, other factors are applied to represent known or expected changes to the loan portfolio resulting from economic and industry developments, the depth and knowledge of management, changes in policies and practices, and more. These environmental factors require judgment and estimates, and the eventual outcomes may differ from the estimates. The combined factors are applied to each loan category and result in the necessary allowance for the general performing loan pool.

Non-performing loans, including losses with loan grades of Substandard, Doubtful, or worse, and including past due loans and loans on non-accrual are evaluated separately. Impaired loans and non-performing loans can require higher loan loss reserves. If a loan is individually evaluated and identified as impaired, it is measured by using one of three methods; either the fair value of the collateral less costs to sell, present value of expected future cash flows discounted at the loan's effective interest rate, or observable market price of the loan. Management chooses a method on a loan-by-loan basis depending on which information is available. Measuring impaired loans requires judgment and estimates and the eventual outcomes may differ from the estimates.

The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge offs and recoveries at December 31, 2012 and 2011.

Loans are categorized differently in the allowance tables compared to the loan composition table above. The loan composition table reflects categories determined by the loan purpose, whereas the allowance table below reflects categories that are based on the collateral that secures the loan as defined by the FFIEC call codes. For example, a loan made for commercial purposes but secured by 1-4 family real estate will be reported as a Commercial Loan in the composition table, but is considered a Real Estate 1-4 Family in the allowance tables.

ALLOWANCE FOR LOAN LOSSES AND RECORDED INVESTMENT IN LOANS RECEIVABLE FOR THE YEAR ENDED DECEMBER 31, 2012

	Construction and Land Development	Real Estate 1-4 Family	Real Estate Other	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning Balance	$ 64,170	$ 213,709	$ 700,160	$ 77,123	$ 35,027	$ 1,688	$ 1,091,877
Charge-offs	(37,277)	-	(49,820)	-	(18,680)	-	(105,777)
Recoveries	-	-	-	-	-	-	-
Provisions	43,472	(18,195)	9,890	(32,017)	14,204	9,860	27,214
Ending Balance	$ 70,365	$ 195,514	$ 660,230	$ 45,106	$ 30,551	$ 11,548	$ 1,013,314
Ending Balances:							
Individually evaluated for impairment	$ -	$ -	$ 195,768	$ -	$ -	$ -	$ 195,768
Collectively evaluated for impairment	$ 70,365	$ 195,514	$ 464,462	$ 45,106	$ 30,551	$ 11,548	$ 817,546
Loans receivable:							
Ending balance - total	$ 6,671,055	$ 18,821,345	$ 29,890,399	$ 2,670,875	$ 3,470,868		$ 61,524,542
Ending Balances:							
Individually evaluated for impairment	$ -	$ -	$ 1,147,143	$ -	$ -		$ 1,147,143
Collectively evaluated for impairment	$ 6,671,055	$ 18,821,345	$ 28,743,256	$ 2,670,875	$ 3,470,868		$ 60,377,399

Allowance for Loan Losses and Recorded Investment in Loans Receivable For the Year Ended December 31, 2011

	Construction and Land Development	Real Estate Mortgage	Real Estate Other	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning Balance	$ 92,265	$ 79,048	$ 185,062	$ 14,981	$ 2,112	$ 59,282	$ 432,750
Charge-offs	-	-	-	-	-	-	-
Recoveries	-	-	-	-	-	-	-
Provisions	(28,095)	134,661	515,098	62,142	32,915	(57,594)	659,127
Ending Balance	$ 64,170	$ 213,709	$ 700,160	$ 77,123	$ 35,027	$ 1,688	$ 1,091,877
Ending Balances:							
Individually evaluated for impairment	$ 6,784	$ 21,446	$ 137,282	$ -	$ 21,787	$ -	$ 187,299
Collectively evaluated for impairment	$ 57,386	$ 192,236	$ 562,878	$ 77,123	$ 13,240	$ 1,688	$ 904,578
Loans receivable:							
Ending balance - total	$ 4,875,191	$ 19,628,339	$21,783,860	$ 4,437,718	$1,914,289		$ 52,639,397
Ending Balances:							
Individually evaluated for impairment	$ 120,384	$ 166,117	$ 390,282	$ -	$ 21,787		$ 698,570
Collectively evaluated for impairment	$ 4,754,807	$ 19,462,222	$21,393,578	$ 4,437,718	$1,892,502		$ 51,940,827

The adequacy of the allowance for loan losses is reviewed on an ongoing basis. The amount of the allowance is adjusted to reflect changing circumstances. Recognized losses are charged to the allowance and recoveries are added back to the allowance. As of December 31, 2012, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio. The underlying assumptions used in the analysis may be impacted in future periods by changes in economic conditions, the impact of changing regulations, and the discovery of new information with respect to borrowers not previously known to management. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Credit Quality and Non-Performing Loans

Generally, the first indication of the non-performance of a loan is a missed payment. Thus, one of the adverse indicators used in monitoring the credit quality of a loan is the past due status of the loan payments. As of December 31, 2012, loans past due totaled $271,150, of which $160,000 was past due greater than 90 days. As of December 31, 2011, loans past due totaled $427,559, of which $37,277 was past due greater than 90 days.

Below are tables that present the past due status of loans receivable as of December 31, 2012 and 2011.

December 31, 2012

	30 - 59 Days Past Due	60 - 89 Days Past Due	Non Accrual	Current	Totals Loans	Past Due > 90 Days and Accruing
Construction and land development	$ -	$ -	$ -	$ 6,671,055	$ 6,671,055	$ -
Real estate - mortgage	-	-	160,000	18,661,345	18,821,345	-
Real estate - other	62,479	40,967	-	29,786,953	29,890,399	-
Commercial and industrial	7,704	-	-	2,663,171	2,670,875	-
Consumer and other	-	-	-	3,470,868	3,470,868	-
Total	**$ 70,183**	**$ 40,967**	**$ 160,000**	**$ 61,253,392**	**$ 61,524,542**	**$ -**

December 31, 2011

	30 - 59 Days Past Due	60 - 89 Days Past Due	Non Accrual	Current	Totals Loans	Past Due > 90 Days and Accruing
Construction and land development	$ -	$ -	$ 120,384	$ 4,754,807	$ 4,875,191	$ -
Real estate - mortgage	-	-	166,117	19,462,222	19,628,339	-
Real estate - other	-	-	390,282	21,393,578	21,783,860	-
Commercial and industrial	-	-	-	4,437,718	4,437,718	-
Consumer and other	-	-	21,787	1,892,502	1,914,289	-
Total	**$ -**	**$ -**	**$ 698,570**	**$ 51,940,827**	**$ 52,639,397**	**$ -**

Generally, a loan will be placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. When a loan is placed on non-accrual, all previously accrued interest that has not been received is reversed against current income. The recognition of interest on a non-accrual loan is placed on a cash basis and can be recognized when and if a payment is received. Generally, payments received on non-accrual loans are applied directly to principal.

Below is a table presenting information regarding nonaccrual loans at December 31, 2012 and 2011.

Non-Accrual Loans

	December 31, 2012	December 31, 2011
Construction and land development	$ -	$ 120,384
Real estate - mortgage	160,000	166,117
Real estate - other	-	390,282
Commercial and industrial	-	-
Consumer and other	-	21,787
Total	**$ 160,000**	**$ 698,570**

At December 31, 2012, the Bank had one loan totaling $160,000 in non-accrual status. At December 31, 2011, the Bank had five loans in non-accrual status totaling $698,570. The Bank did not have any loans past due 90 days and still accruing as of December 31, 2012 and 2011.

Loans are assigned a credit risk grade upon their origination. Loans are monitored for non-performance and may be downgraded to reflect adverse conditions that might affect collectability. Heightened risk characteristics include a history of poor payment performance, poor financial performance, as well as the potential for adverse earnings impact from deteriorating collateral values. The Bank had $2,564,549 and $3,337,162 in loans classified as Substandard or worse as of December 31, 2012 and 2011, respectively.

General definitions for each credit risk level are as follows:

- Prime credits present little to no risk as they are secured by cash and/or the borrowers have unquestionable strength with access to liquidity.
- Good credits have average risk. Borrowers have sound primary and secondary repayment sources, strong debt capacity and coverage, and substantial liquidity and net worth. Commercial borrowers in this category work within industries exhibiting strong trends and the company exhibits favorable profitability, liquidity, and leverage trends with good management in key positions.
- Acceptable credits are those that perform relatively close to expectations with adequate evidence the borrower is generating adequate cash flows to service the debt. Borrowers have good debt coverage and capacity, average liquidity and net worth, and operate in industries that exhibit good trends.
- Acceptable with care credits may be borrowers who exhibit a limited asset base and liquidity, have debt capacity that is limited, or may be a start up venture that is dependent on guarantor strength. These borrowers have elements of risk the Bank chooses to closely monitor.
- Special mention credits have a potential weakness that deserves close attention. If left uncorrected, these potential weaknesses may result in deterioration. Credits in this category are formally monitored on a recurring basis.
- Substandard credits are inadequately protected by the worth and paying capacity of the borrower or of the collateral pledged. These credits exhibit a well-defined weakness that may jeopardize the liquidation of the debt. There is a possibility these credits may result in losses if the observed weakness is not corrected.
- Doubtful credits have all the weaknesses of a substandard credit with the added characteristic that the weakness makes collection or liquidation in full improbable.
- Loss assets are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. Losses should be taken in the period in which they surface as uncollectible.

Credit risk grades within the loan portfolio as of December 31, 2012 and 2011 are presented in the following three tables, separately for commercial loans, residential real estate loans, and consumer loans, with breakdowns provided for loan types within those categories.

Credit Risk Profile of Commercial Loans

	December 31, 2012			December 31, 2011		
	Commercial	Commercial Real Estate Construction	Commercial Real Estate	Commercial	Commercial Real Estate Construction	Commercial Real Estate
Prime	$ 546,677	$ -	$ -	$ 425,000	$ -	$ -
Good	-	-	-	2,000,000	-	-
Acceptable	560,448	205,396	6,660,714	245,490	1,978,000	11,296,180
Acceptable with care	1,440,387	4,250,177	19,852,022	1,567,228	1,231,118	14,120,577
Special mention	8,095	-	962,830	-	-	1,400,143
Substandard assets	115,268	-	2,414,833	200,000	120,384	2,868,874
Doubtful assets	-	-	-	-	-	-
Loss assets	-	-	-	-	-	-
Total	**$ 2,670,875**	**$ 4,455,573**	**$ 29,890,399**	**$ 4,437,718**	**$ 3,329,502**	**$ 29,685,774**

Credit Risk Profile of Residential Loans

	December 31, 2012				December 31, 2011			
	Residential - Prime		Residential - Subprime		Residential - Prime		Residential - Subprime	
	Residential Mortgage	Residential Construction	Residential Mortgage	Residential Construction	Residential Mortgage	Residential Construction	Residential Mortgage	Residential Construction
Prime	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Good	172,168	-	-	-	174,479	-	-	-
Acceptable	15,326,704	2,215,482	-	-	11,983,976	1,545,689	-	-
Acceptable with care	2,723,410	-	-	-	798,489	-	-	-
Special mention	564,615	-	-	-	183,162	-	-	-
Substandard assets	34,448	-	-	-	166,117	-	-	-
Doubtful assets	-	-	-	-	-	-	-	-
Loss assets	-	-	-	-	-	-	-	-
Total	**$ 18,821,345**	**$ 2,215,482**	**$ -**	**$ -**	**$ 13,306,223**	**$ 1,545,689**	**$ -**	**$ -**

Credit Risk Profile of Consumer Loans

	December 31, 2012		December 31, 2011	
	Consumer - Auto	Consumer - Other	Consumer - Auto	Consumer - Other
Prime	$ -	$ 213,556	$ -	$ 224,075
Good	8,214	6,835	20,795	-
Acceptable	19,764	3,195,705	27,013	19,456
Acceptable with care	-	14,754	-	6,791
Special mention	11,590	450	14,574	-
Substandard assets	-	-	-	21,787
Doubtful assets	-	-	-	-
Loss assets	-	-	-	-
Total	**$ 39,568**	**$ 3,431,300**	**$ 62,382**	**$ 272,109**

Impaired loans totaled $1,147,143 and $698,570 as of December 31, 2012 and 2011, respectively, and for 2011, were represented by loans on non-accrual. The following table sets forth certain information regarding the type of impaired loans, their related allowances, and any interest income recognized on impaired loans during the years ended December 31, 2012 and 2011.

Impaired Loans
As of and For the Year Ended December 31, 2012

	Outstanding Principal Balance	Recorded Investment	Average Recorded Investment	Related Allowance	Interest Income Recognized
With no related allowance recorded:	$ -	$ -	$ -	$ -	$ -
With an allowance recorded:					
Construction and land development	-	-	-	-	-
Real estate - mortgage	-	-	-	-	-
Real estate - other	1,147,143	1,147,143	1,038,314	195,768	81,847
Commercial and industrial	-	-	-	-	-
Consumer loans to individuals	-	-	-	-	-
Total	**$ 1,147,143**	**$ 1,147,143**	**$ 1,038,314**	**$ 195,768**	**$ 81,847**

Impaired Loans
As of and For the Year Ended December 31, 2011

	Outstanding Principal Balance	Recorded Investment	Average Recorded Investment	Related Allowance	Interest Income Recognized
With no related allowance recorded:	$ -	$ -	$ -	$ -	$ -
With an allowance recorded:					
Construction and land development	120,384	120,384	126,737	6,784	-
Real estate - mortgage	166,117	166,117	131,623	21,446	7,487
Real estate - other	390,282	390,282	390,283	137,282	-
Commercial and industrial	-	-	-	-	-
Consumer loans to individuals	21,787	21,787	23,741	21,787	-
Total	**$ 698,570**	**$ 698,570**	**$ 672,384**	**$ 187,299**	**$ 7,487**

If a loan is modified as a result of a customer's inability to meet the original terms, and if the modification gives the customer more favorable terms that would not otherwise be granted, the loan is considered to be a troubled debt restructuring. As of December 31, 2012, the bank has one loan that qualify as troubled debt restructuring. The following table presents information regarding the Bank's loans that qualify as a troubled debt restructuring as of December 31, 2012 and 2011.

	December 31, 2012				
	Number of Loans	Pre-modification Outstanding Balances	Post-modification Outstanding Balances	Number of Loans that Subsequently Defaulted	Balance of Loans that Subsequently Defaulted
Construction and land development	-	$ -	$ -	-	$ -
Real Estate - mortgage	-	-	-	-	-
Real Estate - other	1	1,150,228	1,147,143	-	-
Commercial and industrial	-	-	-	-	-
Consumer and other	-	-	-	-	-
Total	**1**	**$ 1,150,228**	**$ 1,147,143**	**-**	**$ -**

	December 31, 2011				
	Number of Loans	Pre-modification Outstanding Balances	Post-modification Outstanding Balances	Balance of Loans that Subsequently Defaulted	Balance of Loans that Subsequently Defaulted
Construction and land development	2	$ 137,426	$ 120,384	1	$ 37,277
Real Estate - mortgage	1	155,352	166,117	-	-
Real Estate - other	-	-	-	-	-
Commercial and industrial	-	-	-	-	-
Consumer and other	1	27,446	21,787	-	-
Total	**4**	**$ 320,224**	**$ 308,288**	**1**	**$ 37,277**

The restructured loan outstanding at December 31, 2012 was modified with an extended interest only period during 2012. All four restructured loans reported as outstanding as of December 31, 2011 were resolved during 2012. Two of the loans were paid off, while the other two loans were charged off. Three of the restructured loans at December 31, 2011 had modified payment terms based on an extension of the term. The consumer restructured loan involved an increased loan balance resulting in modified payment terms.

As of December 31, 2012, management was not aware of any additional loans that were not already considered for impairment or categorized as impaired or non-accrual.

5. Premises and Equipment

The composition of premises and equipment is summarized as follows:

	December 31,	
	2012	2011
Furniture, fixtures, and equipment	**$ 360,560**	$ 354,836
Computer software	**210,816**	210,816
Leasehold improvements	**134,359**	134,359
Automobiles	**-**	38,915
Construction and FF&E in process	**513,450**	21,008
Total premises and equipment	**1,219,185**	759,934
Accumulated depreciation and amortization	**(564,704)**	(513,491)
Premises and equipment, net	**$ 654,481**	$ 246,443

As of December 31, 2012, construction in process consisted of renovations to a building to become the new corporate headquarters and a new branch location. In addition, certain furniture and equipment purchased for the two locations and not placed in service is included. Estimated additional costs to complete construction as of December 31, 2012 totaled $714,000. Construction and all associated construction costs are anticipated to be completed and placed into service during the first quarter of 2013.

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $87,426 and $117,539, respectively.

6. LEASES

On November 1, 2007, the Company entered into a lease for a banking facility in Myrtle Beach, South Carolina from an entity affiliated with a director. The term of the initial lease was for three years with four one-year renewal options. Rent increases three percent each renewal period. The lease was amended on February 12, 2008, making adjustments for the rent leading up to the opening of the branch and thereafter. The first and second extension options were exercised for the period of November 2010 through October 2012. The Company did not enter into a third extension option and began leasing the property in November 2012 on a month-to-month basis temporarily, as allowed per the contract. Rental expense for the years ended December 31, 2012 and 2011 was $170,434 and $166,297, respectively. Future minimum lease payments anticipated under the lease are $28,406 in January and February 2013.

On July 28, 2012, the Company entered into a lease for a new banking and headquarters facility in Myrtle Beach, South Carolina. The initial term of the lease began on November 1, 2012 and was for ten years with three five-year renewal options. The first rent increase begins January 1, 2014 by 2% and annually thereafter by 2%. Rental expense for the year ended December 31, 2012 was $37,978. Future minimum lease payments anticipated under the lease are $2,449,725 for the initial ten year term.

On July 20, 2012, the Company entered into a lease for a new banking branch facility in Garden City, South Carolina. The initial terms of the lease began on September 1, 2012 for ten years with two five-year renewal options. Periodic rent increases every two years were pre-scheduled for the initial term. Rental expense for the year ended December 31, 2012 was $18,166. Future minimum lease expense anticipated under the initial term of the lease is $417,834.

Future minimum lease payments, excluding any renewal options for all leases, are summarized as follows:

2013	$ 299,876
2014	276,027
2015	280,676
2016	285,417
2017	290,254
Thereafter	1,463,715
	$ 2,895,965

7. DEPOSITS

The composition of deposits is summarized as follows:

	December 31, 2012	Percentage of Total
Noninterest bearing demand	$ 6,112,228	7.1 %
Interest checking	5,208,599	6.0
Money market	31,609,579	36.5
Savings	742,846	0.9
Certificates of deposit < $100,000	11,415,022	13.2
Certificates of deposit ≥ $100,000	31,408,965	36.3
Total deposits	**$ 86,497,239**	**100.0 %**

Certificates of deposit with denominations of $100,000 or more totaled $31.4 million and $23.9 million at December 31, 2012 and 2011, respectively. The Company has no brokered deposits.

At December 31, 2012, the scheduled maturities of all certificates of deposit are as follows:

Maturing in:	December 31, 2012
2013	$ 29,581,764
2014	8,745,968
2015	3,419,237
2016	785,166
2017	291,852
Total certificates of deposit	**$ 42,823,987**

8. RELATED PARTY TRANSACTIONS

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At December 31, 2012 and 2011, these persons and firms were indebted to the Company in the aggregate amount of $689,765 and $983,345, respectively.

Related party loan transactions for the years 2012 and 2011 are summarized below:

	For the Calendar Year	
	2012	2011
Balance, beginning of year	**$ 983,345**	$ 608,514
Advances	**340,016**	605,547
Repayments	**(633,596)**	(230,716)
Balance, end of year	**$ 689,765**	$ 983,345

Deposits from directors and executive officers and their related interests totaled $6,438,723 and $5,319,719 at December 31, 2012 and 2011, respectively.

The Company has entered into a lease agreement, as described in Note 6, to lease a building from a company in which one of our directors served on the lessor's board of directors. During 2012, this director's tenure on that Board expired. Note 6 details the amount of lease payments made under that lease agreement in 2012 and in previous years, as well as payments obligated to be made in the future.

A public relations firm has been retained to provide marketing and public relations services for the Bank. A principal in the public relations firm is one of our directors. The Company incurred marketing and public relations fees of $123,024 and $121,380 for services rendered by the firm for the years ended December 31, 2012 and 2011, respectively. The Company anticipates paying additional sums to that firm during 2013.

The Company engaged a law firm for general legal counsel in 2012 and 2011. One of our directors is a shareholder with that firm. The Company incurred legal fees of $17,183 and $8,437 for services rendered by the firm for the years ended December 31, 2012 and 2011, respectively. The Company anticipates paying additional sums to that firm during 2013.

9. LINES OF CREDIT

As of December 31, 2012, the Company had unused lines of credit to purchase federal funds from correspondent banks totaling $8.0 million. These lines of credit are available on a one to fifteen-day basis for general corporate purposes. All of the lines do not contain maturity terms, and are subject to be withdrawn by the offering correspondent institution at their discretion. If borrowed upon, the lines of credit would be unsecured. The lines of credit available at December 31, 2012 were as follows:

Correspondent Bank	**Commitment**	**Balance Outstanding**
CenterState Bank	$ 3,000,000	$ -
South Carolina Bank & Trust	2,000,000	-
SunTrust Bank	3,000,000	-
	$ 8,000,000	**$ -**

The Company also has a line of credit to borrow funds from the Federal Home Loan Bank up to 10% of the Bank's total assets, which totaled $9,880,000 as of December 31, 2012. As of December 31, 2012, the Bank had no borrowings on this line.

10. SHAREHOLDERS' EQUITY

The Company has the authority to issue up to 50 million shares of common stock with a par value of $.01 per share. As of December 31, 2012, common shares issued and outstanding totaled 2,187,000. In addition, the Company has the authority to issue up to 10 million shares of preferred stock with a par value $.01 per share. As of December 31, 2012, no preferred shares were issued and outstanding.

As a national bank, the Bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Subject to certain restrictions, the directors of a national bank may declare a dividend of so much of the undivided profits of the Bank as the directors judge to be prudent. In addition, a national bank may not declare and pay dividends in any year in excess of an amount equal to the sum of the total of the net income of the Bank for that year and the retained net income of the Bank for the preceding two years, minus the sum of any transfers required by the OCC and any transfers required to be made to a fund for the retirement of any preferred stock, unless the OCC approves the declaration and payment of dividends in excess of such amount.

11. Employee Benefit Plan

In 2010, the Company introduced a 401(k) defined contribution plan available to all employees to participate in at their discretion. Contributions to the plan charged to expense totaled $15,890 and $16,142 for the years ended December 31, 2012 and 2011, respectively.

12. Stock-Based Compensation

The Company's 2009 Stock Incentive Plan (the "Plan") was approved by the Company's Board of Directors (the Board) on June 3, 2009. Under the terms of the Plan, officers and key employees may be granted both nonqualified and incentive stock options and restricted stock awards. The Board reserved 161,778 shares of common stock for issuance under the stock incentive plan. Through December 31, 2012, there are 50,000 of stock options, net of forfeitures, that have been issued and not exercised, and there are 7,000 shares of restricted stock, net of forfeitures, of which 5,500 vested in 2012 and 1,500 remain unvested. As of December 31, 2012 and 2011, 104,778 shares and 54,338 shares, respectively, were available for future issuance. The Company recognized stock-based compensation costs related to stock options and restricted stock awards of $55,075 and $90,115 for the year ended December 31, 2012 and 2011, respectively.

Stock options – The Plan provides for options to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the date of grant. Stock options vest ratably at 20% per year for 5 years, and have a 10-year contractual term. The Plan provides for accelerated vesting if there is a change of control, as defined in the Plan.

In June 2009, stock options totaling 121,940 were issued to three employees. In 2010 and 2011, two employees forfeited their options upon their departure for a combined total of 50,000 shares. The third employee forfeited his 71,940 shares upon his departure in 2012. A second stock option issuance occurred in February 2011 totaling 25,000 between two employees. A third stock option issuance occurred in March 2012 totaling 25,000 for one employee. Total options outstanding and not exercised are 50,000 as of December 31, 2012, of which 5,000 are vested. There have been no options exercised.

The following table presents a summary of the stock option activity for the years ended December 31, 2012 and 2011.

	Options	Weighted-Average Grant Date Fair Value	Weighted-Average Exercise Price
Outstanding at December 31, 2010	71,940	$ 2.29	$ 10.00
Granted	25,000	2.24	10.00
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2011	96,940	$ 2.28	$ 10.00
Options Exercisable as of December 31, 2011	28,776		
Outstanding at December 31, 2011	96,940	$ 2.28	$ 10.00
Granted	25,000	1.29	10.00
Exercised	-	-	-
Forfeited	(71,940)	2.28	-
Outstanding at December 31, 2012	50,000	$ 1.77	$ 10.00
Options Exercisable as of December 31, 2012	5,000		

The fair value of each option grant was estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions presented below:

Grant date	June 8, 2009	February 23, 2011	March 20, 2012
Total number of options granted	121,940	25,000	25,000
Expected volatility	7.40%	7.40%	25.00%
Expected term	7 years	7 years	7 years
Expected dividend	0.00%	0.00%	0.00%
Risk-free rate	3.60%	3.49%	2.00%
Grant date fair value	$2.29	$2.24	$1.29

In 2009 and 2011, since the Bank had little to no historical stock activity, the expected volatility was based on the historical volatility of similar banks that have a longer trading history. In 2012, the volatility was a measure of the change in book value per share from original issuance to March 30, 2012. The expected term represents the estimated average period of time that the options will remain outstanding. Since the Bank does not have sufficient historical data on the exercise of stock options, the expected term is based on the "simplified" method that measures the expected term as the average of the vesting period and the contractual term. The risk-free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds with the same expected term as the options.

As of December 31, 2012 and 2011, there was $36,581 and $60,174, respectively, of total unrecognized compensation cost related to the outstanding stock options that will be recognized over the remainder of their vesting schedule. There is no intrinsic value in these stock options as of December 31, 2012 and 2011, as the exercise price is greater than the last traded price of the Company's common stock.

Restricted Stock Awards – A total of 12,500 restricted stock awards have been granted. The first grant of restricted stock awards occurred in June 2009, totaling 5,000 shares, with a vesting schedule of 36 months. In November 2009, another 1,000 restricted stock was awarded with a vesting schedule of 36 months. A third grant of 6,500 restricted stock awards was made in February 2011 with half of those shares vesting in 18 months and the remaining half vesting in 36 months. Five employees have forfeited a combined total of 5,500 restricted stock awards upon their voluntary departure from the Bank in 2010 and 2012. Another 5,500 restricted stock awards vested and were issued as stock in 2012. The compensation expense of all restricted stock awards is recognized over the vesting period of each grant.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2010	5,000	$ 10.00
Granted	6,500	10.00
Forfeited	(1,000)	10.00
Outstanding at December 31, 2011	10,500	$ 10.00

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2011	10,500	$ 10.00
Granted	-	10.00
Vested	(5,500)	
Forfeited	(3,500)	10.00
Outstanding at December 31, 2012	1,500	$ 10.00

As of December 31, 2012 and 2011, there was $5,833 and $44,583, respectively, of total unrecognized compensation cost related to the restricted stock awards that will be recognized over the remaining vesting schedules of the various grants.

13. WARRANTS

In recognition of the substantial financial risks undertaken by the members of the organizing group, the Company granted an aggregate of 255,992 warrants to its Organizers and one Founder in June 2009. Of the amount granted, 231,992 warrants were vested immediately. The other 24,000 warrants were subject to an annual vesting schedule over 36 months and became fully vested in 2012. All warrants are exercisable at a price of $10.00 per share, the initial offering price, and expire June 8, 2019. There were 255,992 warrants outstanding at December 31, 2012 and 2011, with a weighted average grant date fair value for all outstanding warrants equal to $2.29.

Warrants Exercisable

Type	Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
Organizer/Founder Warrants	$ 10.00	231,992	7.5	$ 10.00
Director Warrants	$ 10.00	24,000	7.5	$ 10.00
Total		**255,992**		

Organizer warrants totaling 231,992 were immediately vested upon issuance. Of the 231,992 organizer/founder warrants, 64,547 were treated as compensatory with the fair market value of $147,814 charged to earnings in 2009. The remaining 167,445 organizer/founder warrants were investment warrants with the fair market value of $383,449, and were treated as a component of shareholders' equity. The other 24,000 director warrants vest over three years. The Company recognized expense of $6,870 and $16,488 during the years ended December 31, 2012 and 2011, respectively, related to these director warrants. There is no further compensation costs anticipated related to the outstanding warrants.

14. EMPLOYMENT CONTRACTS

The Company entered into a three year employment contract with the President and Chief Executive Officer, Laurence Bolchoz, March 20, 2012 and is subject to a one-year extension on the second anniversary and each subsequent anniversary of such date provided that our board of directors determines he has met the Company's performance requirements and standards. As of March 22, 2013 the annual salary of the CEO is $210,000. He is eligible to receive salary increases as determined by the board of directors, performance bonuses, and additional equity based awards at the discretion of the board of directors. He will also be entitled to participate in retirement, health, dental, and other standard benefit plans and programs of the Company and the Bank applicable to employees generally or to senior executives. He will also be provided a cell phone, $650 per month automobile allowance, and use of the Bank's Dunes Club membership.

On May 16, 2012, Coastal Carolina National Bank, the subsidiary of Coastal Carolina Bancshares, Inc. (the "Company"), entered into written employment agreements with Jeff Benjamin, Chief Credit Officer and Senior Vice President, and with Dawn Kinard, Chief Financial Officer and Senior Vice President. The initial term of both employment agreements is three years and expires May 16, 2015. The agreements automatically renew for successive one year terms unless either Party gives at least ninety days advance written notice of non-renewal.

The agreement for Mr. Benjamin reflects his current annual base salary of $139,000. Mr. Benjamin is eligible for an annual bonus incentive and is eligible annually to receive stock option awards, restricted stock, and/or other equity based compensation as determined by the Bank Board, in its sole discretion. He is also entitled to participate in standard benefit plans and programs of the Company and the Bank applicable to employees generally or to senior executives. He is entitled to a cell phone for business use or he may receive a monthly cell phone allowance of $50.

The agreement for Ms. Kinard reflects her current annual base salary of $139,000. She is eligible for an annual bonus incentive and is eligible annually to receive stock option awards, restricted stock, and/or other equity based compensation as determined by the Bank Board, in its sole discretion. She is also entitled to participate in standard benefit plans and programs of the Company and the Bank applicable to employees generally or to senior executives. Ms. Kinard is entitled to a cell phone for business use or may receive a monthly cell phone allowance of $50. The agreement also includes reimbursement for any costs Ms. Kinard incurs associated with successfully taking the CPA examination, including necessary classes, books, and the actual costs of the examination.

15. INCOME TAXES

Income tax expense (benefit) consisted of the following:

	For the Calendar Year	
	2012	2011
Current:		
Federal	**$ -**	$ -
State	**3,476.00**	-
Total current	**3,476.00**	-
Deferred income taxes	**198,428**	310,783
Income tax expense (benefit)	**$ 201,904**	$ 310,783
Income tax expense (benefit) is allocated as follows:		
To continuing operations	**$ 3,476**	$ -
To shareholder's equity	**198,428**	310,783
Income tax expense (benefit)	**$ 201,904**	$ 310,783

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2012	2011
Deferred tax assets:		
Allowance for loan losses	**$ 268,337**	$ 314,650
Net operating loss carry forward	**1,594,872**	1,521,684
Organization and start-up expenses	**604,023**	656,931
Stock options and warrants	**116,070**	104,608
Tax credits	**102,347**	66,000
Unrealized loss on securities available for sale	**-**	-
Accrued bounses	**-**	-
Other	**19,719**	14,094
Gross deferred tax assets	**2,705,368**	2,677,967
Valuation allowance	**(2,631,365)**	(2,594,647)
Net deferred tax assets	**74,003**	83,320
Deferred tax liabilities:		
Unrealized gain on securities available for sale	**288,745**	90,317
Accumulated depreciation	**23,994**	35,089
Capitalized loan costs and fees, net	**24,455**	19,816
Prepaid expense	**25,554**	28,415
Total deferred tax liabilities	**362,748**	173,637
Net deferred tax asset (liability)	**$ (288,745)**	$ (90,317)

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset or a portion of a deferred tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2012 and 2011, management has recorded a valuation allowance associated with continuing operations. Net deferred tax liabilities are recorded in other liabilities on the Company's consolidated balance sheets.

The Company has net operating income for Federal income tax purposes of $4,671,370 as of December 31, 2012. This net operating loss begins to expire in the year 2029.

Tax returns for 2009 and subsequent years are subject to examination by taxing authorities.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% to income before income taxes follows:

	For the Calendar Year	
	2012	2011
Tax benefit at Federal statutory rate	**$ 26,506**	$ (434,576)
State income tax, net of federal income tax effect	**2,294**	-
Stock-based compensation	**9,600**	13,470
State tax credits	**(37,620)**	(33,000)
Valuation allowance	**36,718**	482,551
Tax-exempt interest	**(37,600)**	(30,136)
Other	**3,578**	1,691
Income tax expense	**$ 3,476**	$ -

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with ASC 740-10. The Company's policy is to classify any interest or penalties recognized in accordance with ASC 740-10 as interest expense or noninterest expense, respectively.

16. Commitments and Contingencies

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

The Company is party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Company. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions. Standby letters of credit are recorded as a liability by the Company at the fair value of the obligation undertaken in issuing the guarantee.

The Company uses the same credit policies in making commitments and conditional obligations as it does for instruments reflected in the consolidated financial statements. The creditworthiness of each customer is evaluated on a case-by-case basis. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised. The Company had no issued standby letters of credit outstanding at December 31, 2012 or 2011. Unfunded loan commitments totaled $10.7 million as of December 31, 2012 and $10.1 million as of December 31, 2011.

17. Fair Value Measurements

The current accounting literature requires the disclosure of fair value information for financial instruments, whether or not they are recognized in the consolidated balance sheets, when it is practical to estimate the fair value. The guidance defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash, or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment, accrued interest receivable and payable, and other assets and liabilities.

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts, which could be realized, in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair values presented.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks – The carrying amount is a reasonable estimate of fair value due to the short term nature of such items.

Federal Funds Sold – The carrying amount is a reasonable estimate of fair value, as the term for Fed Funds sold is for one day.

Interest-bearing Bank Deposits – Due to the short-term and liquid nature of these deposits, the carrying amount is a reasonable estimate of fair value.

Securities Available for Sale – Investment securities held-to-maturity and available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Federal Reserve Bank and Federal Home Loan Bank Stock – The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stock.

Loans Held for Sale – Loans held for sale are carried at the lower of cost or market value. The fair values of mortgage loans held for sale are based on commitments on hand from investors within the secondary market for loans with similar characteristics.

Loans Receivable – For certain categories of loans, such as variable rate loans, which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of impaired loans is estimated based on discounted cash flows or underlying collateral values, where applicable.

Deposits – The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Off-Balance-Sheet Financial Instruments – The carrying amount for loan commitments, which are off-balance-sheet financial instruments, approximates the fair value since the obligations are typically made with variable rates or have short maturities.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2012				
	Carrying	Fair Value Measurements			
	Amount	Total	Level 1	Level 2	Level 3
Finacial assets					
Cash and due from banks	$ 1,191,971	$ 1,191,971	$ 1,191,971	$ -	$ -
Federal funds sold	2,104,238	2,104,238	2,104,238	-	-
Interest-bearing bank deposits	10,990,700	10,990,700	10,990,700	-	-
Securities available for sale	23,344,988	23,344,988	-	23,344,988	-
Federal Reserve Bank and Federal Home Loan Bank stock	545,200	545,200	-	-	545,200
Loans Held for Sale	1,930,811	1,930,811	-	1,930,811	-
Loans, net	60,393,087	61,293,507	-	-	61,293,507
Financial liabilities					
Demand deposits, interest-bearing transaction and savings accounts	43,673,252	43,673,252	-	43,673,252	-
Certificates of deposits	42,823,987	42,992,089	-	42,992,089	-

	Notional Amount	Estimated Fair Value
Commitments to extend credit	$ 10,663,082	$ -

December 31, 2011						
		Carrying	Fair Value Measurements			
		Amount	Total	Level 1	Level 2	Level 3
Finacial assets						
Cash and due from banks	$	1,023,828	$ 1,023,828	$ 1,023,828	$ -	$ -
Federal funds sold		824,978	824,978	824,978	-	-
Interest-bearing bank deposits		9,471,498	9,471,498	9,471,498	-	-
Securities available for sale		29,507,235	29,507,235	-	29,507,235	-
Federal Reserve Bank and Federal Home Loan Bank stock		577,850	577,850	-	-	577,850
Loans Held for Sale		888,750	888,750	-	888,750	-
Loans, net		51,415,209	52,312,902	-	83,107	52,229,795
Financial liabilities						
Demand deposits, interest-bearing transaction and savings accounts		45,277,181	45,277,181	-	45,277,181	-
Certificates of deposits		34,500,228	34,662,168	-	34,622,168	-

		Notional Amount	Estimated Fair Value
Commitments to extend credit	$	10,063,247	$ -

Assets and liabilities carried at fair value are classified in one of the following three categories based on a hierarchy for ranking the quality and reliability of the information used to determine fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury Securities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring bases at December 31, 2012 and 2011, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale Securities

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Securities traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds are considered highly liquid and are classified as Level 1. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

The following table presents the fair value of assets evaluated on a recurring basis as of December 31, 2012 and 2011 by level within the hierarchy.

	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012			
Small Business Administration (SBA Bonds)	$ –	$ 4,267,035	$ –
Municipal Bonds	–	2,084,924	–
Collateralized Mortgage Obligations (CMOs)	–	2,448,103	–
Mortgage Backed Securities (MBS)	–	14,544,926	–
Total	**$ –**	**$ 23,344,988**	$ –
December 31, 2011			
Government-Sponsored Enterprises	$ –	$ 2,001,408	$ –
Municipal Bonds	–	3,255,442	–
Collateralized Mortgage Obligations (CMOs)	–	2,891,101	–
Mortgage Backed Securities (MBS)	–	21,359,284	–
Total	**$ –**	**$ 29,507,235**	$ –

There were no other assets and no liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011.

Assets Measured at Fair Value on a Non-Recurring Basis

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of mortgage loans held for sale are based on commitments on hand from investors within the secondary market for loans with similar characteristics. As such, the fair value of adjustments for mortgage loans held for sale is nonrecurring Level 2.

Impaired Loans

A loan is considered impaired when the full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows or the fair value of collateral. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. Loan losses are charged against the allowance when management believes the uncollectability of a loan is confirmed. When the fair value of the collateral is based on an observable market price or current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available and there is no observable market price, the Company records the loan as nonrecurring Level 3.

The following table presents the fair value of assets evaluated on a nonrecurring basis as of December 31, 2012 and 2011.

	Carrying Value as of	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Loans held for sale	$1,930,811	$ -	$ 1,930,811	$ -
Impaired Loans				
Construction and land development	-	-	-	-
Real estate - mortgage	-	-	-	-
Real estate - other	1,147,143	-	-	1,147,143
Commercial and industrial	-	-	-	-
Impaired loans to individual	-	-	-	-
Total	**$3,077,954**	**$ -**	**$ 1,930,811**	**$ 1,147,143**
December 31, 2011				
Loans held for sale	$ 888,750	$ -	$ 888,750	$ -
Impaired Loans				
Construction and land development	120,384	-	83,107	37,277
Real estate - mortgage	166,117	-	-	166,117
Real estate - other	390,282	-	-	390,282
Commercial and industrial	-	-	-	-
Impaired loans to individual	21,787	-	-	21,787
Total	**$1,587,320**	**$ -**	**$ 971,857**	**$ 615,463**

There were no other assets and no liabilities measured at fair value as of December 31, 2012 and 2011 on a nonrecurring basis.

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a nonrecurring basis at December 31, 2012 and 2011.

	December 31, 2012	Valuation Techniques	Unobserable Inputs
Impaired Loans			
Real estate:			
Real estate - other	$ 1,147,143	Disccount Cash Flows	Value requires significant management judgment or estimation
	December 31, 2011	**Valuation Techniques**	**Unobservable Inputs**
Impaired Loans			
Real estate:			
Construction and land development	$ 32,277	Sales Comparison	Partial ownership of property
Real estate - mortgage	166,117	Discounted Cash Flows	Value requires significant management judgment or estimation
Real estate - other	390,282	Sales Comparison	Residential deed restrictions for commercial property
Consumer installment:			
Consumer loans to indiviual	21,787	Discounted Cash Flows	Unsecured

The impaired loan representing Real Estate – Other at December 31, 2012 is collateralized with first mortgages on multiple properties within Horry County, South Carolina. Impairment was determined based on the present value of cash flows from the modified terms, for which the borrower has reserved the right to accept, but has elected to pay under the original note terms. The loan was discounted at the original note rate of 7%.

The impaired loan representing Construction and Land Development at December 31, 2011, is collateralized with a 25% interest in real estate. The impaired loan was valued by applying a 50% discount to the appraised value of the full property, which used a sales comparison approach, followed by applying the pro-rata 25% ownership in the property. The valuation resulted in a full impairment of the loan balance. There is no observable market for selling the 25% interest in the property; therefore, this impaired loan is considered a Level 3 valuation.

The impaired loan representing Real Estate – Mortgage at December 31, 2011 is collateralized with a first mortgage on a single family dwelling in Georgetown County, South Carolina. The impaired loan was considered a troubled debt restructuring and impairment was determined by determining the present value of expected cash flow under the modified terms at a rate of 4.75% discounted using the original loan interest rate of 6.25%; therefore, the fair valuation is considered to be Level 3.

The impaired loan representing Real Estate – Other at December 31, 2011 is collateralized with property that has a deed restriction for residential use only. However, the property has been converted to, and used for commercial purposes for an extended period of time. The deed restriction for residential use and the commercial use of the property calls into question the marketability of the property and there are no observable market inputs for similar properties. Therefore, the fair valuation is considered to be Level 3. The valuation technique used was based on an appraisal of the property, based on sales comparisons for similar commercial properties, with a 10% discount applied.

The loan representing consumer loans at December 31, 2011 is unsecured and, therefore, has no collateral for which to observe market inputs. Therefore, it is considered a Level 3 valuation. The valuation was performed using a discounted cash flows model and resulted in a full impairment of the loan balance.

18. Net Income (Loss) Per Share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Potential common shares are not included in the denominator of the diluted per share computation when inclusion would be anti-dilutive. Therefore, basic income (loss) per share and diluted earnings per share are reported to be the same.

	For the Calendar Year	
	2012	2011
Net income (loss) to common shareholders	**$ 74,485**	$ (1,278,164)
Weighted-average number of common shares outstanding	**2,188,359**	2,189,899
Net income (loss) per share	**$ 0.03**	$ (0.58)

19. Regulatory Matters

Coastal Carolina National Bank is subject to various capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Bank had not received notification from the OCC categorizing it under the regulatory framework for prompt corrective action; however, management believes, as of December 31, 2012 and 2011, that the Bank meets all capital adequacy requirements to which it is subject.

The Company's and the Bank's actual capital amounts (in thousands) and ratios as of December 31, 2012 and 2011, are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capiltalized Under Prompt Corrective Action Provisions	
December 31, 2012	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Leverage (1)						
Coastal Carolina Bancshares, Inc.	**$ 14,081**	**14.10%**	**$ 3,996**	**4.0%**	**N/A**	**N/A**
Coastal Carolina National Bank	**13,350**	**13.47%**	**3,966**	**4.0%**	**4,957**	**5.0%**
Tier I Risk-based Capital (2)						
Coastal Carolina Bancshares, Inc.	**14,081**	**23.00%**	**2,448**	**4.0%**	**N/A**	**N/A**
Coastal Carolina National Bank	**13,350**	**21.81%**	**2,448**	**4.0%**	**3,673**	**6.0%**
Total Risk-based Capital (3)						
Coastal Carolina Bancshares, Inc.	**14,849**	**24.26%**	**4,897**	**8.0%**	**N/A**	**N/A**
Coastal Carolina National Bank	**14,118**	**23.07%**	**4,897**	**8.0%**	**6,121**	**10.0%**
December 31, 2011						
Leverage (1)						
Coastal Carolina Bancshares, Inc.	$ 13,945	14.87%	$ 3,750	4.0%	N/A	N/A
Coastal Carolina National Bank	13,135	14.14%	3,717	4.0%	4,646	5.0%
Tier I Risk-based Capital (2)						
Coastal Carolina Bancshares, Inc.	13,945	26.16%	2,133	4.0%	N/A	N/A
Coastal Carolina National Bank	13,135	24.64%	2,133	4.0%	3,199	6.0%
Total Risk-based Capital (3)						
Coastal Carolina Bancshares, Inc.	14,616	27.42%	4,265	8.0%	N/A	N/A
Coastal Carolina National Bank	13,805	25.89%	4,265	8.0%	5,331	10.0%

(1) The leverage ratio reflects Tier I capital divided by average total assets for the period. Average assets used in the calculation exclude certain intangible and servicing assets.

(2) Tier 1 capital consists of total equity plus qualifying capital securities and minority interests, less unrealized gains and losses accumulated in other comprehensive income, certain intangible assets, and adjustments related to the valuation of servicing assets and certain equity investments in nonfinancial companies (principal investments).

(3) Total risk-based capital is comprised of Tier I capital plus qualifying subordinated debt and allowance for loan losses and a portion of unrealized gains on available-for-sale equity securities.

Both the Tier I and the total risk-based capital ratios are computed by dividing the respective capital amounts by risk-weighted assets, as defined.

20. Condensed Financial Information on Coastal Carolina Bancshares, Inc. (Parent Company Only)

The Parent Company's condensed balance sheet and related condensed statements of operations and cash flows are as follows:

Condensed Balance Sheets

	December 31,	
	2012	2011
Assets		
Interest-bearing bank deposits	**$ 744,610**	$ 823,360
Investment in bank subsidiary	**13,754,773**	13,276,298
Other assets	**2,568**	4,242
Total assets	**$ 14,501,951**	$ 14,103,900
Liabilities and Shareholders' Equity		
Liabilities		
Accrued expenses and other liabilities	**$ 16,260**	$ 18,076
Total liabilities	**$ 16,260**	$ 18,076
Shareholders' Equity		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	–	–
Common stock, $.01 par value, 50,000,000 shares authorized, 2,187,000 and 2,190,500 issued and outstanding at December 31, 2012 and 2011 respectively	**21,870**	21,905
Additional paid-in capital	**21,817,319**	21,794,089
Unearned compensation, nonvested restricted stock	**(5,834)**	(44,583)
Retained deficit	**(7,752,367)**	(7,826,852)
Accumulated other comprehensive income	**404,703**	141,265
Total shareholders' equity	**14,485,691**	14,085,824
Total liabilities and shareholders' equity	**$ 14,501,951**	$ 14,103,900

Condensed Statements of Operations

	For the Calendar Year	
	2012	2011
Interest income		
Interest-bearing bank deposits	**$ 5,031**	$ 8,058
Total interest income	**5,031**	8,058
Noninterest expense		
Professional services	**23,098**	20,310
Postage and supplies	**85**	1,761
Other	**60,456**	39,391
Total noninterest expense	**83,639**	61,462
Net loss before equity in loss of bank subsidiary	**(78,608)**	(53,404)
Equity in earnings (loss) of bank subsidiary	**153,093**	(1,224,760)
Income Tax	-	-
Net income (loss)	**$ 74,485**	$ (1,278,164)

Condensed Statements of Cash Flows

	For the Calendar Year	
	2012	2011
Operating activities		
Net loss	**$ 74,485**	$ (1,278,164)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Equity in loss of bank subsidiary	**(153,093)**	1,224,760
Decrease (increase) in accured interest recievable	**1,674**	(1,145)
Increase (decrease) in other liabilities	**(1,816)**	10,602
Net cash used in operating activities	**(78,750)**	(43,947)
Net decrease in cash and cash equivalents	**(78,750)**	(43,947)
Cash and cash equivalents, beginning of period	**823,360**	867,307
Cash and cash equivalents, end of period	**$ 744,610**	$ 823,360
Noncash investing activities:		
Stock-based compensation expensed at bank subsidiary	**$ 61,944**	$ 106,602

21. Subsequent Events

In preparing these consolidated financial statements, subsequent events were evaluated through the time the consolidated financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have either been recognized in the consolidated financial statements or disclosed in the notes to the consolidated financial statements.

The Company moved its headquarters location from 2305 Oak Street to 1012 38th Avenue North on February 4, 2013 and discontinued the lease for the Oak Street property after February 2013.



CCB
COASTAL CAROLINA
BANCSHARES, INC.

Headquarters:
1012 38th Avenue North
Myrtle Beach, SC 29577
843.839.2265
Fax: 843.839.5666

Transfer Agent:
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1.800.368.5948

Investor Relations:
Terry S. Haight
843.839.1952

